CAPITALIZATION

The following table sets forth our cash and cash equivalents and total capitalization as of June 30, 2014, as follows:

- on an actual basis;
- on a subsequent event pro forma basis for the issuance of $5.6 million principal amount of convertible notes, reflecting its fair value, pursuant to an agreement entered into in August 2014 providing for the possible issuance of up to $17.8 million principal amount of convertible notes;
- on a pro forma basis to give effect immediately prior to the closing of this offering to (a) the conversion of $11.0 million in convertible notes into   ordinary shares; (b) the receipt of $ pursuant to the exercise of   warrants held by certain of our shareholders and the related issuance of   preferred shares as a result thereof; (c) the conversion on a one-to-one basis of all series A-1 ordinary shares, series A-2 ordinary shares, series A preferred shares and series A-1 preferred shares (including the aforementioned preferred shares) into ordinary shares; and (d) the payment by us of $ in cash premiums related to the convertible notes issued by us in August 2014; and
- on a pro forma as adjusted basis to give further effect to the issuance and sale of ordinary shares by us in this offering at an assumed initial public offering price of $ per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information in conjunction with our financial statements and the related notes appearing at the end of this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and other financial information contained in this prospectus.

	AS OF JUNE 30, 2014			
	ACTUAL	SUBSEQUENT EVENT PRO FORMA BASICS	PRO FORMA[1]	PRO FORMA AS ADJUSTED[2]
	(in thousands, except share and per share amounts)			
Cash and cash equivalents	$ 1,632	$ 7,273	$	$
Non-current liabilities:				
Convertible loans	5,762	11,403	—	—
Warrants	2,023	2,023	—	—
Shareholders' equity (deficit):				
Ordinary Shares, par value NIS 0.10 per share; 1,639,478 shares authorized, actual; 2,000,000 shares authorized pro forma and pro forma as adjusted; 4,904 shares issued and outstanding, actual; shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	*	*	—	—
A-1 Ordinary Shares, par value NIS 0.10 per share; 4,522 shares authorized, actual; zero shares authorized pro forma and pro forma as adjusted; 4,522 shares issued and outstanding, actual; zero shares issued and outstanding, pro forma and pro forma as adjusted	*	*	—	—
A-2 Ordinary Shares, par value NIS 0.10 per share; 1,305 shares authorized, actual; zero shares authorized pro forma and pro forma as adjusted; 1,305 shares issued and outstanding, actual; zero shares issued and outstanding, pro forma and pro forma as adjusted	*	*	—	—
A Preferred Shares, par value NIS 0.10 per share; 4,695 shares authorized, actual; zero shares authorized pro forma and pro forma as adjusted; 3,130 shares issued and outstanding, actual; zero shares issued and outstanding, pro forma and pro forma as adjusted	*	*	—	—
A-1 Preferred Shares, par value NIS 0.10 per share; 350,000 shares authorized, actual; zero shares authorized pro forma and pro forma as adjusted; 104,801 shares issued and outstanding, actual; zero shares issued and outstanding, pro forma and pro forma as adjusted	3	3		
Additional paid-in capital	100,060	100,060		
Share-based compensation capital reserve	809	809		
Accumulated deficit	(108,406)	(108,406)		
Foreign currency translation difference	(1,783)	(1,783)		
Total shareholders' equity (deficit)	(9,317)	(9,317)		
Total capitalization	$ (1,532)	$ 4,109	$	$

* Represents an amount less than $1,000.

⁽¹⁾ Includes the recognition of the unrecognized Day 1 Loss related to the conversion of the 2013 Notes, Warrants and 2014 Notes upon conversion, which the Company estimates on a preliminary basis will amount to between $ and $. This information will be reported in our results for the nine months ended September 30, 2014. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Components of Statement of Operations—Financial income/Financial expenses."

⁽²⁾ Includes share-based compensation of $ for the period between the date of grant in March 2014 through June 30, 2014 that was not recorded in the financial statements for the six months ended June 30, 2014 as the options only begin to vest from the date of grant upon completion of the offering.

The foregoing table excludes:

- 21,853 ordinary shares issuable upon the exercise of outstanding options at a weighted average exercise price of $136.64 per share; and
-        ordinary shares issuable upon the exercise of warrants at an exercise price of $ per share.

A $1.00 increase (decrease) in the assumed initial public offering price of $ per ordinary share, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total shareholders' equity (deficit) and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

An increase (decrease) of 1,000,000 in the number of ordinary shares we are offering would increase (decrease) the as adjusted amount of cash and cash equivalents, additional paid-in capital, working capital, total shareholders' equity (deficit) and total capitalization by approximately $ million, assuming the assumed initial public offering price per ordinary share, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.